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September 21, 2011	direct dial 404 815 6270 direct fax 404 541 3400 JStevens@kilpatricktownsend.com

VIA EDGAR, E-Mail and Federal Express

U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
Washington, D.C.  20549

Attention:	Michael R. Clampitt, Senior Counsel

Re:	United Community Banks, Inc.
Registration Statement on Form S-1
Filed June 29, 2011
File No. 333-175226
Amendment No. 2 to Registration Statement on Form S-1
Filed August 10, 2011
File No. 333-174420
Form 10-Q for Fiscal Quarter Ended June 30, 2011
Filed August 9, 2011
File No. 001-35095

Dear Mr. Clampitt:

At the request and on behalf of our client, United Community Banks, Inc. (the “Company”), we provide the below response to the Staff’s comment letter to the Company dated August 30, 2011 and telephone conferences with the Staff relating to the Company’s Registration Statement on Form S-1, filed with the Commission on June 29, 2011 (File No. 333-175226) (the “Recapitalization Resale Registration Statement”), Registration Statement on Form S-1 that the Company originally filed with the Commission on May 23, 2011, and that it amended by filing Amendment No. 1 thereto on June 30, 2011 and Amendment No. 2 thereto on August 10, 2011 (File No. 333-174420) (as so amended, the “Elm Ridge Resale Registration Statement”; together with the Recapitalization Resale Registration Statement, the “Registration Statements”), and Form 10-Q for the fiscal quarter ended March 31, 2011, filed with the Commission on May 4, 2011 (File No. 001-35095).

The Company’s responses are keyed to correspond to the numbered paragraphs of the Staff’s comment letter, which have been retyped herein in bold for ease of reference.  Unless the context requires otherwise, references to we, our, us, United Community Banks, Inc., United or the Company in the response below refer to United Community Banks, Inc.  In addition, in the case of all responses to comments, the use of first person pronouns reflect statements of the Company as if it were the signatory of this letter (rather than this firm on its behalf).

Letter to the Securities and Exchange Commission
September 21, 2011

Form S-1 /A filed August 10, 2011

Prospectus Cover Page

1.	We note your response to comment 1 in our letter dated July 29, 2011. Please remove the first sentence of the third paragraph.

Response:

The requested revision will be made in an Amendment No. 3 to the Elm Ridge Resale Registration Statement.

2.
We note your response to comment 1 in our letter dated July 29, 2011. Please confirm that you or the selling shareholders intend to apply for the securities to be quoted on the OTCBB or listed on an exchange. If there is no such intention, please remove the reference to the securities being sold at market or privately negotiated prices. We note the disclosure in the last sentence of the last paragraph.

Response:

While the selling shareholders required the Company to file the Elm Ridge Registration Statement, we do not know the selling shareholders’ intent with respect to applying to have the securities quoted on the OTCBB or listed on an exchange.  As a result, while the Company does not plan to have the securities quoted or listed, we do not feel it is appropriate to remove the language noted by the Staff and believe that the “if any” qualifier language gives the selling shareholders flexibility in the event they choose to have the securities quoted or listed.  Further, we are not aware of any requirement that we determine what the selling shareholders’ plans or intentions may be at the time a resale registration statement is filed and that this flexibility, with the “if any” qualifier, is fully permitted under all applicable law and interpretations.  We also believe that the risk factor titled “It is unlikely that an active trading market for the Series D Preferred Stock or the Warrants will develop.” adequately informs any potential purchaser of the securities from a selling shareholder that a market may never develop for the securities.

3.	We note the last sentence in the second paragraph of page 2. The opinion must speak as of the date of effectiveness of the registration statement. Please arrange for KPMG to revise accordingly.

Response:

We were comfortable with filing a copy of the KPMG opinion – which was received by the Company in connection with the closing of its recapitalization transaction – because it had been received in March 2011, just after the Elm Ridge transactions, even though the opinion does not relate to those transactions.  However, we are unaware of any basis to require that such unrelated opinion be converted into an opinion with respect to the tax consequences of the transactions we are registering now with the Elm Ridge Registration Statement – i.e., the potential resale of securities by the Elm Ridge selling shareholders.

Letter to the Securities and Exchange Commission
September 21, 2011

The KPMG opinion was a special opinion sought by the Company to confirm to the investors in the recapitalization that the recapitalization, together with the Elm Ridge transactions, would not cause significant tax consequences to the Company.  It is, in essence, akin to a fairness opinion with respect to a specific set of facts at a particular point in time.  Thus, we respectfully disagree that this specially focused KPMG opinion must be updated and filed as part of the registration statement for subsequent and unrelated transactions as if it relates to the tax matters and consequences of the transactions covered by the registration statement.

Accordingly, with the Staff’s concurrence, to avoid confusion, we propose to remove the KPMG opinion from Exhibit 8 and include it as an appendix to the prospectus in the same manner that a fairness or similar opinion received in connection with a special transaction is disclosed.  We do not believe a tax consequences opinion is warranted under Reg. SK 501(b)(8) because we do not believe the tax consequences are material to potential investors.  However, if the Staff believes a tax consequences opinion for the Elm Ridge transactions is warranted, we will file such an opinion that relates to these transactions.

4.	We note the last sentence on page 2. KPMG may limit reliance on the opinion with regard to purpose, but not person. Please arrange for KPMG to revise accordingly.

Response:

Please see the response to comment number 3.  For the reasons stated there, we also do not believe there is any basis to require that the KPMG opinion be revised to allow wide reliance on it by any person beyond those to whom it was directed in connection with the previously completed recapitalization transaction.  As described above, we propose to remove the opinion from Exhibit 8 and include it as an appendix to the prospectus.

Form 10-Q for Fiscal Quarter Ended June 30, 2011

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Income Taxes, page 42

5.	We received your response to our prior comment 8 from our letter dated July 29, 2011. We are processing your response and we may have further comments.

Response:

Attached hereto as Exhibit A is the memorandum we submitted to the Staff on September 9, 2011.  Please let us know if you have any further comments.

* * * * *

Additionally, in response to the Staff’s request, the Company acknowledges that (i) it is responsible for the adequacy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and (iii) it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Letter to the Securities and Exchange Commission
September 21, 2011

The Staff is requested to direct any further questions regarding this filing and this letter to the undersigned at (404) 815-6270.  Thank you.

Sincerely,

/s/ James W. Stevens
James W. Stevens

cc:           Jimmy C. Tallent, United Community Banks, Inc.
Rex S. Schuette, United Community Banks, Inc.
Alan Kumler, United Community Banks, Inc.
Sonny MacArthur, Porter Keadle Moore, LLP

Exhibit A

UNITED COMMUNITY BANKS, INC.
Summary of Position on Deferred Tax Assets

While we acknowledge the Staff’s concern regarding the short-term realization of our deferred tax assets, we respectfully disagree with the suggestion that a valuation allowance beyond that which has already been established is required.  We will continue to evaluate our deferred tax assets position on an ongoing basis and would provide a valuation allowance, if necessary, in future periods based on our assessment of the factors as of such dates.  We will also provide additional information in future filings to state more clearly the positive and negative factors included in our deferred tax assets analysis to enable readers to better understand our analysis and basis of our decision regarding a valuation allowance.

As an initial matter, it is important to note that approximately $51 million of our net deferred tax assets are temporary differences primarily related to our allowance for loan losses, reserve for losses on foreclosed properties and deferred compensation plans, and that they have no time limit on their realization.  The remaining approximately $215 million represents net operating loss carry-forwards that will expire only if they cannot be realized in 20 years.

In paragraphs 92 through 98 of Statement of Financial Accounting Standards 109, the Financial Accounting Standards Board (“FASB”) clearly documented its position that a valuation allowance is not required when it is “more likely than not” that the deferred tax asset will be realized before the expiration of any applicable carry-forward periods.  The FASB further documented that “the criterion required for measurement of a deferred tax asset should be one that produces accounting results that come closest to the expected outcome, that is realization or non-realization of the deferred tax asset in future years.”  We believe, and our auditors concur, that based on generally accepted accounting principles (“GAAP”) and our particular facts and circumstances, both positive and negative, it is more likely than not that our deferred tax assets will be realized in full within six to seven years and that our net operating loss carry-forwards will be realized in full within six years.  Even if we assumed no loan growth and at our current 3.6% net interest margin, we anticipate that all of our deferred tax assets would be realized within eight to nine years and that our net operating loss carry-forwards will be realized in seven years.  These adjusted projections are being provided confidentially under separate cover.  We hereby request confidential treatment of that information.

Although we believe we have provided the Staff with compelling support for our position, the Staff’s recent comments indicate that we have not been sufficiently clear either in delineating the positive and negative factors considered or in demonstrating how the positive factors considerably outweigh the negative factors.  Below we will restate more systematically the positive and negative factors we have considered in our professional judgment, describe how those factors and their relative weighting lead to our conclusion under GAAP, discuss the assumptions we have applied, and stress those assumptions.

Positive Factors

The following is a summary of the material positive factors that we have considered.

1.           Future Earnings Projections – Most significant of all factors, based on very conservative assumptions, we project positive future earnings that are more than sufficient to allow us to utilize all of our deferred tax assets within six to seven years and that our net operating loss carry-forwards will be realized in full within six years.  Even assuming no loan growth and a net interest margin of 3.6%, well below our historical experience, all of our deferred tax assets would be realized within eight to nine years.

2.           Positive Trends in Credit Measures – Our credit measures continue to show improvement and that trend is expected to continue.  For example, our ratio of nonperforming loans to total loans decreased from 3.89% at December 31, 2010 to 1.71% at June 30, 2011.  At June 30, 2011, our Texas ratio was 20.4% (as reported by SNL).  To put that in perspective, only 9 of the top 25 U.S. bank and thrift holding company registrants had a Texas ratio lower than ours.  The average Texas ratio for the top 25 U.S. bank thrift holding company registrants was 29.0%.  Our ratio of nonperforming assets to total assets was 1.60% at June 30, 2011, down from 1.73% at March 31, 2011 and 4.96% at September 30, 2010.  Additionally, our inflow of new nonperforming loans declined steadily from a peak of $190 million in the third quarter of 2009 to $82 million in the first quarter of 2011 and $36 million in the second quarter of 2011.

Our recent losses were primarily the result of the effect of the housing crisis on a loan portfolio that was overly concentrated in construction and development loans.  In the second quarter of 2007, we suspended lending for construction and development loans and, since that time, we have significantly reduced that loan concentration by over 75%.  Further, our recent problem asset disposition efforts have cleansed our balance sheet of our most troubled assets.  These actions, coupled with the trend of continuing improvement in our credit measures, positioned us to return to profitability in the second quarter of 2011 and to avoid losses of that prior magnitude in the future, even if the economy were to remain weak for years to come.

3.           Stable Net Interest Margin – Our net interest margin was under considerable pressure in late 2008 due to industry-wide liquidity problems.  Also, in late 2007 through 2008, as the prime rate sharply dropped, our floating loan rates dropped more quickly and, due to our desire to maintain a comfortable liquidity position, we were unable to lower deposit rates correspondingly.  As a result, our net interest margin compressed.  Since the fourth quarter of 2008, however, liquidity pressures have eased, and we have been rebuilding our margin by adjusting loan and deposit pricing.  With our current net interest margin at 3.6%, we believe with our excess liquidity and maintaining our neutral net interest sensitively position that we will be able to maintain a steady and slightly improving margin throughout a changing interest rate cycle.

4.           Recognition for High Customer Satisfaction – United has recently been recognized by JD Power & Associates as one of its top 40 customer service champions among all industries and was the only bank included on that list.  Prior to that, in 2010, JD Power & Associates named United the top bank in customer satisfaction in the Southeastern United States and ranked us third in the entire nation.  Several years ago, we engaged Customer Service Profiles to monitor our customer satisfaction each month.  According to Customer Service Profiles, United is the number one bank in customer satisfaction scores of all the companies they measure.  Throughout the weak economic cycle, we’ve worked to ensure that we remain the bank of choice in the markets we serve.   Satisfied customers lead to higher retention and acquisition rates, both of which contribute significantly to long-term profitability and franchise value.

5.           Core Deposit Growth – Recent core deposit growth has been very strong.  We have been able to increase core transaction deposits (non-CD, non-public) by more than $700 million since December 2008.  We attribute this growth to both our customer service reputation and disruption in our markets associated with economic conditions.  These lower cost sources of funds contribute significantly to our net interest margin and provide a key source of net interest revenue that will benefit United even more as interest rates begin to rise.  By lowering our funding costs, we can achieve positive earnings growth even while loan demand remains weak.

6.           Improved Competitive Landscape – The wave of recent bank failures – 25% of which have been in Georgia – and the expectation of more to come have significantly changed the competitive landscape within our markets.  The disruption caused by the change in ownership of several local banks has led to our gaining many new customer relationships.  With the elimination of weaker community banks, the less rational loan and deposit pricing which adversely impacted our margins for several years through 2008 has been reduced.  In addition, the housing crisis did not eliminate the demand for other banking services.  Banks that survive the current economic cycle should thrive in the new competitive landscape.  Our recent capital transaction and problem asset disposition place us in a strong position to not only survive but to thrive in our markets.  History shows us that the banking industry is cyclical, but over the long-term, the industry has produced stable and dependable profits, particularly as it emerges from a credit cycle.  The industry has already begun to recover and so has our company.

7.           Long-Term Earnings History – Until the third quarter of 2008, United had never suffered an unprofitable quarter since our organization in 1950.  We enjoy the leading deposit market share in many of the communities in which we operate and by providing award-winning customer service, we have established ourselves as the bank of choice in our markets.  We are of sufficient size to be able to provide all of the services of the large regional banks while also operating as a community bank with close ties to the communities in which we operate.  Our position in the market, our healthy net interest margin and fee revenue, and our ability to adjust our cost structure to accommodate a growing or shrinking balance sheet continue to produce strong pre-tax, pre-credit earnings.

8.           Recent Capital Transactions – Our recent $380 million private placement of common stock provides one of the strongest forms of objective evidence regarding our ability to use our deferred tax assets.  The investors in that transaction performed thorough due diligence in arriving at their decision to invest.  As a result of this capital transaction and the problem asset disposition plan we executed, we have significantly improved our risk profile while returning to profitability and placed the company in a strong position to emerge as a consolidator of banks in the Southeast.

Additionally, we believe the ability to raise capital as a general matter, which we did in this recent transaction and previously in a $222 million public equity offering in September 2009, are independent strong positive factors for our analysis.  Those successful transactions demonstrate our ability to continue, even in challenging times, and to aggressively deal with credit and other issues by strengthening our balance sheet.

9.           Potential M&A Strategy – Although the positive benefits of a planned merger and acquisition strategy have not been considered in any of our financial forecasts in evaluating our ability to use our deferred tax assets, we believe the potential success of such a strategy will further fuel our profitability and expedite the utilization of our deferred tax assets.

10.         Tax Planning Strategies Available – If we were to approach the 20-year expiration date of our net operating loss carry-forward periods, there are a number of strategies we could implement to utilize any then-remaining portion of those deferred tax assets.

•	First, we have bank-owned life insurance policies that could be surrendered with a current unrealized gain of $9 million that should conservatively grow to $59 million over the next 20 years.

•	Second, we could sell securities that today have a gain that would generate $37 million in taxable income.

•	Third, we have unrecognized deferred gains relating to terminated swap contracts that will result in $8 million in taxable income in the future.

•
Fourth, we can generate significant taxable gains by selling branches.  Branch sale transactions announced in 2010 and 2011 had a median deposit premium of approximately 4%.  Assuming we sell branches with $1 billion in deposits, we could conservatively generate in excess of $40 million in taxable gains.

•
Fifth, with our 106 branches and other real estate assets, we have $160 million in book value of real property that could generate $136 million in taxable gains through sale and leaseback transactions.

These five strategies could alone generate $285 million in taxable income resulting in the utilization of $111 million of deferred tax assets based on current state and federal tax rates.

Negative Factors

The following is a summary of the material negative factors that we have considered.

1.           Recent Cumulative Pre-Tax Losses – The recent cumulative pre-tax losses are a negative factor in analyzing our ability to fully use our deferred tax assets.  We incurred our first pre-tax loss quarter in the third quarter of 2008, and our cumulative pre-tax loss since that time is $1.11 billion.  In some circumstances, such a result could lead to doubt about a return to significant profitability.

2.           Uncertain Duration and Impact of Weak Economy – While no one believes the economy will remain weak forever, the duration is unknown and its ongoing impact on the banking industry is uncertain.  A weak economy means weak loan demand, and the associated higher unemployment level puts further pressure on loan demand and repayment.  While the banking industry has shown a historical ability to recover from past economic cycles, the length and duration of this cycle is unknown.  As a result, above normal credit losses could recur and result in prolonged future losses.

3.           Regulatory Restrictions – Our Memorandum of Understanding (“MOU”) with the FDIC is generally not negative to our business, however, it contains certain capital and other restrictions.  If we were to fail to comply with the MOU, we could then become subject to additional, heightened enforcement actions and orders that could restrict our ability to develop new business, as well as restrictions on our existing business.  We could also be required to raise additional capital or dispose of assets or liabilities.  Any of these developments could have a negative impact on our profitability.

Weighting of Positive and Negative Factors

We have compared all of the positive and negative factors, carefully assessing their relative likelihood and implications.  We have determined in our professional judgment that the positive factors demonstrably out-weigh the negative factors, both as a result of specific counterpoints to such negative factors and the overall compelling force of the positive factors.  That analysis supported a conclusion that no further deferred tax assets valuation allowance is required by or warranted under GAAP.

Taking each of the negative factors in turn, we point out the following:

1.           Recent Cumulative Losses – This is the single most significant factor, but even it is not very meaningful because:

•	We had net earnings for 58 straight years (and 232 straight quarters) prior to 2008.

•
The four years of losses we are just finishing is an aberration caused by an economic crisis like none seen since the Great Depression.  It would be inconsistent with ASC 740 either to assume it will continue forever or to attribute to it more future significance than is warranted.  The credit cycle and recent losses reflect an aberration rather than a fundamental flaw in our business model or the banking industry as a whole.

•
Noncash goodwill impairment charges account for approximately $306 million of recent cumulative pre-tax losses.  Our goodwill mostly resulted from tax-free exchange transactions and had very little tax basis, and so those impairment charges had only a nominal impact on the deferred tax assets.

•
Approximately $480 million of our pre-tax losses since 2008 were the result of charge-offs of residential construction loans, a business that we have actively sought to discontinue.  At the peak at June 30, 2007, we had $2.0 billion in residential construction loans.  At June 30, 2011, we had reduced that concentration to $500 million.  What makes residential construction loans unique is that, unlike most other loan categories, they depend on the sale of the underlying collateral as their primary source of repayment.  The housing crisis, coupled with the lack of demand for new housing, was the primary reason our losses were so significant during this cycle.  Because of the change in our loan portfolio mix, we do not expect to have comparable such losses in the future.

•
In addition to the goodwill impairment charges and residential construction losses described above, a part of the recent pre-tax losses were incurred in the first quarter of 2011 to cleanse and de-risk our balance sheet of our most troubled assets.  This cleansing had a significant impact on reducing future credit losses, and it has already moved the company to a positive earnings position for the second quarter of 2011.

2.           Uncertain Duration and Impact of Weak Economy – This factor is not very meaningful because, as we have moved further into the cycle, our business mix and staffing levels have adjusted and will continue to adjust to accommodate the weak economic conditions.  While a weak economy may prevent us from achieving significant earnings growth, it will not necessarily keep us from earning the modest profits sufficient to fully use our net operating loss carry-forwards.

3.           Regulatory Restrictions – This factor is also not meaningful because we are in full compliance with all of the terms of the MOU.  Moreover, as a result of our recent capital transaction and problem asset disposition efforts, it is our expectation that the MOU will be lifted within a short time-frame.  The recent removal of the Federal Reserve’s requirement that we suspend dividends and upgrade by the FDIC lend support to that expectation.  Even if the MOU remains, however, it has no material impact on our day-to-day business as long as we remain in compliance with it.

In light of our compelling positive factors, and the absolute and material relative weakness of the negative factors, we cannot conclude that it “is more likely than not” that we will not fully utilize all of our deferred tax assets in the 20 years available.

Stressed Versions of Key Projection Assumptions

Our future projections are built on a number of assumptions, including key assumptions about our loan growth and net interest margin.  While we believe those assumptions (and the projections based on them) are reasonable, we have also tested our projections using different, much more conservative, versions of these two key assumptions in order to assess critically the overall soundness of our deferred tax assets position.  The results are summarized below:

1.           Growth Rate – Our projections are based on conservative annual loan growth assumptions.  Those assumptions are based on historical growth experience, tempered by expected changes in our ongoing business mix, slowly recovering economic conditions and projected population growth assumptions within our footprint. To test our position, we have rerun our model based on an ultra-conservative position of no loan growth.

2.           Net Interest Margin – Our projections after 2015 are based on a conservative 4.0% net interest margin.  This number is more in line with historical margins and reflects our ability to reduce liquidity and the impact of decreased deposit competition. To test our position, we have rerun our model based on an ultra-conservative position of 3.6% net interest margin after year 2011, which is approximately where our net interest margin is today.

As reflected above, even if we make highly unlikely, ultra-conservative assumptions that we would have no loan growth and a 3.6% net interest margin over the next 20 years, we anticipate that all of our deferred tax assets would be realized within eight or nine years and that our net operating loss carry-forwards will be realized within seven years.

Concluding Observations

Our disagreement with the Staff over the need for a valuation allowance on our deferred tax assets is not the result of a misapplication of GAAP, but rather a matter of differences in judgment.  We take very seriously our responsibility to provide fair and accurate financial statements and disclosures, and we strive to provide meaningful and reliable financial information to investors.  We understand the significant consequences that can be associated with an accounting restatement, and therefore we work diligently to get it right the first time.  We apply that standard to our application of GAAP and our application of professional judgment.

In evaluating the positive and negative evidence regarding our deferred tax assets at each reporting period, we have never arrived at the conclusion that it was more likely than not that we would be unable to use all of our deferred tax assets.  We cannot reach that conclusion today, even after this inquiry from and exchange with the Staff.  Our auditors share our view and have opined on management’s conclusion that no valuation allowance beyond that which has already been established is necessary.  We respectfully request that the Staff accept the merits of our professional judgment in this matter.